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March 23, 2010	BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
Securities and Exchange Commission	SHANGHAI
100 F Street, N.E.	SINGAPORE
Washington, D.C. 20549-1004	SYDNEY
Attention: John Ganley	TOKYO
TORONTO
VIENNA

RE:	BlackRock Kelso Capital Corporation Shelf Registration Statement on Form N-2

Ladies and Gentlemen:

Enclosed herewith on behalf of BlackRock Kelso Capital Corporation (the “Company”) is a blacklined copy of Post-Effective Amendment No. 1 (“Post-Effective No. 1”) to the Company's shelf registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 (File No. 333-148638) as marked against the Company’s Pre-Effective Amendment No. 3 (“Pre-Effective No. 3”) to the Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2008.

The Company represents that certain sections of Post-Effective No. 1 to its Registration Statement are substantially similar to Pre-Effective Amendment No. 3, and that no substantive changes have been made to the sections entitled “Use of Proceeds,” “Senior Securities,” “Ratio of Earnings to Fixed Charges,” “Dividend Reinvestment Plan,” “Description of Our Capital Stock,” Description of Our Preferred Stock,” “Description of Our Warrants,” “Description of Our Subscription Rights,” “Description of Our Debt Securities,” “Regulation,” “Brokerage Allocations and Other Practices,” “Plan of Distribution,” “Custodian, Transfer Agent and Trustee,” “Legal Matters,” “Independent Registered Public Accounting Firm,” “Additional Information” or “Privacy Principles.”

Certain sections of the Registration Statement have been revised to conform to the Company’s most recent financial statements and MD&A as included in its annual report on Form 10-K filed with the Commission on March 12, 2010, while the remaining sections, such as “Prospectus Summary,” “Risks,” “The Company,” “Control Persons and Principal Stockholders,” “Certain Relationships and Transactions,” “The Advisor” and “Material U.S. Federal Tax Matters,” have been revised to accommodate revised financial information, as well as changed market conditions, recent or proposed legislation and changed factual information affected by the passage of time.  The section entitled “Management of the Company” has been revised to accommodate recent amendments to Form N-2 and Regulation S-K requiring enhanced disclosure concerning the registrant’s board of directors, committees of the board and executive officers.

In addition to the foregoing, Post-Effective No. 1 includes in a new section entitled “Sales of Common Stock Below Net Asset Value” certain disclosure and examples relating to the potential dilutive effect on stockholders of below-NAV sales of the Company’s common stock, substantially in the form that the Commission has required to be included in recent shelf registration statements of other business development companies.

Given the Company’s efforts to limit revisions to the Registration Statement only to those necessary to accommodate its updated financial statements and related disclosure, recent or proposed legislation, changed market conditions, revisions to Form N-2 and changed factual information affected by the passage of time, the Company hereby requests limited review of Post-Effective Amendment No. 1.

If you have any questions or comments or require any additional information in connection with the Company or the Registration Statement please telephone me at (212) 735-2459 or Michael Hoffman at 212-735-3406.

Very truly yours,

/s/ Richard M. Cardillo

Richard M. Cardillo

Enclosures